Giovanni Caruso of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4866 Main 212.407.4000
Fax 212.937.3943 gcaruso@loeb.com
VIA EDGAR

November 23, 2009

H. Christopher Owings Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	AutoChina International Limited Amendment No. 4 Registration Statement on Form F-1 Filed November 23, 2009 File No. 333-159607

Dear Mr. Owings:

On behalf of our client, AutoChina International Limited, a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments issued on November 18, 2009 regarding the Company’s Registration Statement on Form F-1 and addressed to Mr. Yong Hui Li (the “Staff’s Letter”). Contemporaneous with this submission we are filing a complete copy of an amended Registration Statement on Form F-1/A for the Company (the “Amended F-1”) through the Commission’s EDGAR system reflecting the responses of the Company below.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amended F-1.

In order to facilitate your review of the Amended F-1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amended F-1.

H. Christopher Owings November 23, 2009 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Cover Page

1.
On your registration fee table and in your selling shareholder table you state that you are registering 6,743,820 shares for resale. However, your cover page and the section titled "The Offering" on page 30 states that the prospectus relates to 6,743,811 shares being registered for resale. Please revise your registration statement so that the amount of shares identified for resale is consistent throughout your filing or advise why it is not appropriate for you to do so.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 30 and throughout the Amended F-1 to conform the number of shares being registered.

Prospectus Summary. page 3

2.
You state in footnote one at the bottom of page 3 that Honest Best Intl Ltd is registering for resale 3,278,716 shares. However, on the cover page, page 35 and in the selling shareholder table on page 125 you state that Honest Best Intl Ltd. is registering 3,298,716 shares for resale. Please revise your filing so that the amount of shares that Honest Best Int'1 Ltd. is registering for resale is consistent throughout the filing.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 3 of the Amended F-1.

Unaudited pro Forma Condensed Combined Financial Statements. pages 63-69

3.
We note your disclosure on page 72 that the call and put options related to the 299,000 ordinary shares expired unexercised in October 2009. In this regard, we are unclear why you did not revise your pro forma financial statements to give effect to you no longer being subject to the share repurchase obligation with respect to these shares. Please explain. Further, please revise your capitalization table on page 70 to give effect to the expiration of the call and put options related to the 299,000 ordinary shares.

COMPANY RESPONSE:  The pro forma financial statements on pages 63 through 69 of the Amended F-1 have been revised to reflect that the put and call agreements were settled at no cost to the Company in August through October 2009.  The capitalization table on page 70 of the Amended F-1 has been revised to give effect to the settlement of the put and call agreements (including the 299,000 ordinary shares) at no cost to the Company in August through October 2009, including the 299,000 ordinary shares.

H. Christopher Owings November 23, 2009 Page 3

Independent Auditor's Report, page F-41

4.
We note the reference of your name as "AutoChina Group Inc. and Subsidiaries" and "AutoChina (Cayman) Limited and Subsidiaries" in the first and third paragraph, respectively, within the report. After talking to your auditors, please advise us about the inconsistencies and have them revise the report, as appropriate.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page F-41 of the Amended F-1 to reflect the Company as “AutoChina Group Inc.”.

Consolidated Statement of Equity, page F-46

5.
We cannot locate the presentation of the caption "total comprehensive income" as required under paragraph 14 of SFAS 130. Please advise us or revise accordingly. We also refer you to the example within paragraph A6 of SFAS 160.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages F-7 and F-46 of the Amended F-1.

Item 7. Recent Sales of Unregistered Securities, page II-2

6.
We note your response and revisions to comment 19 of our letter dated November 2, 2009. Please revise to specify the rule relied upon in Regulation D and to state briefly the facts that made that exemption available to you. As a related matter, we note that it does not appear that you have filed a Form D to reflect this transaction. Please advise.

COMPANY RESPONSE:  Changes in response to the Staff’s Comment have been made on pages 114 and II-3 of the Amended F-1.

Exhibit 5.1 Opinion of Harney Westwood & Riegels

7.
We note your response and revisions to the Harney Westwood & Reigels' legal opinion in response to comment 21 from our letter dated November 2, 2009. We note that the legal opinion was revised to indicate that Harney Westwood it Reigels reviewed, rather than relied upon, the opinion of Loeb & Loeb LLP. Please have counsel revise the legal opinion to state that Harney Westwood & Riegels relied upon the opinion of Loeb & Loeb LLP regarding the enforceability of the warrant agreements under New York law or otherwise tell us how Harney Westwood & Riegels was able to determine that the warrant agreements are enforceable under New York law since Harney Westwood & Riegels is giving their legal opinion only with respect to the laws of the Cayman Islands.

H. Christopher Owings November 23, 2009 Page 4

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to the opinion of Harney Westwood & Riegels to clarify that they are relying on the opinion of Loeb & Loeb LLP.

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H. Christopher Owings November 23, 2009 Page 5

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP